February 6, 2013

VIA EDGAR

Mr. Robert F. Telewicz, Senior Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Carter Validus Mission Critical REIT, Inc.
Form 10-K
Filed March 29, 2012
File No. 333-165643

Dear Mr. Telewicz:

On behalf of Carter Validus Mission Critical REIT, Inc. (the “Company” or “we”), please find transmitted herewith for filing the Company’s responses to comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the Commission’s letter dated January 8, 2013 relating to the Company’s Annual Report on a Form 10-K for the year ended December 31, 2011, filed on March 29, 2012 (the “2011 Form 10-K”). We also note that the Company was granted an extension until February 6, 2013 to respond to the Commission’s letter. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.

Stockholders’ Equity, page F-12

1)	Please tell us how you determined that employee’s family members and affiliates are considered employees that have met limited employment qualifications in order to participate in the plan on an equitable basis. Refer to ASC 718-50-55-34. Tell us how you have considered the guidance in ASC 505-50 in your conclusion that your employee stock purchase program is non-compensatory.

Response: From inception through the date of this letter, the Company had the following transactions under its friends and family program:

Investor	Account	Relationship to the Company	Date of Transaction	Transaction Amount	Number of Shares Purchased	Discount Per Share Due to No Selling Commissions Being Charged	Total Discount
Investor A	20000186	Friend of Employee	5/27/2011	$50,000	5,376.34	$0.70	$3,763
Investor B	20000329	Employee of Affiliate	7/8/2011	50,000	5,376.34	$0.70	3,763
Investor C	20000307	Employee of Affiliate	7/11/2011	20,107	2,162.02	$0.70	1,513
Investor D	20000345	Employee of Affiliate	7/18/2011	50,000	5,376.34	$0.70	3,763
Investor E	200001716	Friend of Employee	3/9/2012	5,000	537.63	$0.70	376
Investor E	200001716	Friend of Employee	8/6/2012	2,500	268.82	$0.70	188

				$177,607	19,098		$13,368

Friends, family and employees of affiliates are not considered employees of the Company under the guidance set forth in ASC 718-50-55-34. The impact of the discount extended is not currently material to the Company’s financial statements and is not expected to be significant to the Company’s financial statements in the future. In addition, these individuals have not received share-based compensation in exchange for any services provided to the Company as contemplated by ASC 505-50.

Note 3. Real Estate Investment, Page F-14

2)	We note your response to our prior comment number four. For each acquisition tell us the actual amount of offering proceeds raised during the shorter of the 12 month time period subsequent to the acquisition or the period from the acquisition to the date of your response.

Response: Below is a table showing the actual amounts of offering proceeds raised during the shorter of the 12 month time period subsequent to the applicable acquisition date or the period from the applicable acquisition date to February 6, 2013:

Acquisition Date	Property name	Investment	Offering Proceeds Realized 12 Months Subsequent to Acquisition Date	Offering Proceeds Realized Subsequent to Acquisition Date through February 6, 2013	Number of Trading Days Subsequent to Acquisition Date through February 6, 2013

07/14/2011	Richardson Data Center	$16,148,520	$87,012,292	n/a	n/a
02/09/2012	St. Louis Surgical Center	$8,470,000		$188,955,848	249
03/14/2012	Northwoods Data Center	$5,300,000		$179,496,125	225
06/28/2012	HPI Integrated Medical Facility	$9,274,000		$136,459,818	151
08/16/2012	Plano Data Center	$20,000,000		$114,341,112	117
08/16/2012	Arlington Data Center	$25,900,000		$114,341,112	117
08/29/2012	Baylor Medical Center	$31,000,000		$107,592,617	108
09/28/2012	Vibra Denver Hospital	$18,733,000		$87,983,716	87
10/22/2012	Vibra New Bedford Hospital	$26,067,000		$73,652,297	72
11/13/2012	Philadelphia Data Center	$36,270,000		$60,588,729	57
11/28/2012	Houston Surgery Center	$4,700,000		$51,459,192	47
12/28/2012	Akron General Medical Center	$40,000,000		$27,965,261	26

As a supplemental schedule, we have included the table below detailing each investment as a percentage of total assets as of the month prior to the respective acquisition date. We believe this is useful information to provide since it offers another perspective on the significance of each of the property acquisitions based upon total assets prior to the respective date of each acquisition:

Acquisition Date	Property name	Investment	Total Assets as of Month Prior to Acquisition Date	Investment as Percentage of Total Assets as of Month Prior to Acquisition Date

07/14/2011	Richardson Data Center	$16,148,520	$6,229,765	259.22%
02/09/2012	St. Louis Surgical Center	$8,470,000	$164,877,433	5.14%
03/14/2012	Northwoods Data Center	$5,300,000	$178,178,511	2.97%
06/28/2012	HPI Integrated Medical Facility	$9,274,000	$211,441,388	4.39%
08/16/2012	Plano Data Center	$20,000,000	$231,822,046	8.63%
08/16/2012	Arlington Data Center	$25,900,000	$231,822,046	11.17%
08/29/2012	Baylor Medical Center	$31,000,000	$231,822,046	13.37%
09/28/2012	Vibra Denver Hospital	$18,733,000	$279,121,900	6.71%
10/22/2012	Vibra New Bedford Hospital	$26,067,000	$331,628,000	7.86%
11/13/2012	Philadelphia Data Center	$36,270,000	$364,671,785	9.95%
11/28/2012	Houston Surgery Center	$4,700,000	$364,671,785	1.29%
12/28/2012	Akron General Medical Center	$40,000,000	$442,021,829	9.05%

Note 3. Real Estate Investment, page F-14

3)	We note your response to comment number five. Please tell us how you have met the disclosure requirements under ASC Topic 805-20-50-1(e) related to your acquisition of the Richardson Data Center.

Response: On July 14, 2011, we entered into the limited liability company agreement (the “Operating Agreement”) of 3300 Essex (“3300 Essex”) with PAL DC Dallas, LLC, a Delaware limited liability company (the “Investing Member”), which is an unaffiliated entity. Pursuant to the terms of the Operating Agreement, the Investing Member contributed $6,000,000 to 3300 Essex in exchange for a 44.2% ownership interest in the entity. We contributed $7,570,000 to 3300 Essex in exchange for a 55.8% interest in the entity. As the Company controls 3300 Essex, it is consolidated into the Company’s financial statements, and the noncontrolling interest is reported upon consolidation.

According to ASC Topic 805-20-50-1(e), for each business combination in which the acquirer holds less than 100% of the equity interests in the acquiree at the acquisition date, both of the following must be disclosed:

(1) the fair value of the noncontrolling interest in the acquiree at the acquisition date, and

(2) the valuation technique(s) and significant inputs used to measure the fair value of the noncontrolling interest.

The noncontrolling interest in 3300 Essex was created simultaneously with the purchase of the Richardson Data Center via the cash contribution from the Investing Member, so the cash amount contributed was the fair value of the noncontrolling interest at the date of acquisition. This cash amount was disclosed in the notes to our financial statements. We did not believe the disclosure set forth in item 2 above was material as it was valued based upon the cash contributed by the Investing Member in an arms-length transaction.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its 2011 Annual Report on Form 10-K, filed with the Commission on March 29, 2012;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2011 Annual Report on Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Carter Validus Mission Critical REIT, Inc.

By:	/s/ John Carter
Name:	John Carter
Title:	Chief Executive Officer, President and Chairman of the Board of Directors